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                               February 14, 2022

       Brandon Nussey
       Chief Financial Officer
       Lightspeed Commerce Inc.
       700 Saint-Antoine Street East, Suite 300
       Montreal, Quebec, Canada H2Y 1A6

                                                        Re: Lightspeed Commerce
Inc.
                                                            Form 40-F for the
fiscal year ended March 31, 2021
                                                            Filed May 20, 2021
                                                            File No. 001-39498

       Dear Mr. Nussey:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 40-F for the fiscal year ended March 31, 2021

       Exhibit 99.3 Audited Consolidated Financial Statements
       Note 3. Significant Accounting Policies
       Revenue Recognition, page 9

   1. You disclose that revenue is recognized for software subscriptions and subscription licenses ratably over
the contract term. Please tell us and revise your disclosures to clarify the nature of the
subscription license. If the license provides for the right to use the
                                                        company   s
intellectual property, tell us how that was considered in determining the software subscription
and the subscription license are one performance obligation that is recognized over time.
Refer to IFRS 15 paragraphs 27-29 and B61.
 Brandon Nussey
FirstName
LightspeedLastNameBrandon
          Commerce Inc. Nussey
Comapany14,
February  NameLightspeed
            2022         Commerce Inc.
February
Page 2 14, 2022 Page 2
FirstName LastName
2. You disclose that revenue from payment processing services are recognized on a gross basis as you have determined that you are the principal in the arrangement. Please tell us the performance obligation(s) in these arrangements and explain how you determined you control the services provided. Refer to IFRS 15, paragraph 33. Also, tell us the meaning of "gross basis". In this regard, explain how fees paid to other parties in the payment processing transaction are recorded. Lastly, revise your disclosures accordingly to better explain your policy and provide us with a draft in your response.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology